VIRTU FINANCIAL BD LLC
(A Wholly Owned Subsidiary of Virtu Financial Operating LLC)

Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	57,659,682
Receivables from broker-dealers and clearing organizations		294,639,617
Interest and dividends receivable		1,460,173
Securities borrowed		453,295,978
Financial instruments owned, at fair value		504,689,211
Financial instruments owned and pledged as collateral, at fair value		259,173,468
Equipment (net of accumulated depreciation of $1,235,237)		87,661
Other assets ($792,750, at fair value)		5,262,733
Total assets	$	1,576,268,523

Liabilities and member's equity		
Liabilities:		
Short term borrowings	$	45,000,000
Payables to broker-dealers and clearing organizations		163,090,315
Accounts payable and accrued expenses		14,431,533
Interest and dividends payable		2,142,235
Securities loaned		524,602,622
Financial instruments sold, not yet purchased, at fair value		709,497,507
Due to affiliates		7,466,110
Total liabilities		1,466,230,322
Member's equity		110,038,201
Total liabilities and member's equity	$	1,576,268,523

See accompanying notes to financial statements.